

Secretary of the State of Connecticut
Certificate of Organization
Domestic Limited Liability Company

Filing Details

Filing Number: 0010169878   Filed On: 12/20/2021 4:44:21 PM

Primary Details

Name of Limited Liability Company: State House Distilling Company LLC
Business ALEI: US-CT.BER:2406605
Business Email Address: bigal@garagecrafts.com
NAICS Information: Distilleries (312140)

Business Location

Principal Office Address: 30 State House Square, Hartford, CT, 06103, United States
Mailing Address: 915 Main Street Apt 306, Hartford, CT, 06103, United States

Appointment of Registered Agent

Type: Business
Agent's Name: REGISTERED AGENTS INC.
Agent's ALEI: US-CT.BER:1031851
Business Address: 2389 Main ST, STE 100, Glastonbury, CT, 06033, United States
Mailing Address: 2389 Main ST, STE 100, Glastonbury, CT, 06033, United States

Agent Appointment Acceptance

Agent Signature: Bill Havre
Title: Assistant Secretary
This signature has been executed electronically

Manager or Member Information

Name	Title	Business Address	Residence Address
Taylor Gillaspie	Member	N/A	25 Thomas St., West Hartford, CT,



			06119, United States
Aaron Stepka	Member	30 State House Square, Hartford, CT, 06103, United States	30 State House Square, Hartford, CT, 06103, United States
Dylan Spevacek	Member	30 State House Square, Hartford, CT, 06103, United States	30 State House Square, Hartford, CT, 06103, United States

Acknowledgement

I hereby certify and state under penalties of false statement that all the information set forth on this document is true.

I hereby electronically sign this document on behalf of:
Name of Organizer: Dylan Spevacek
Organizer Title: Member

Filer Name: Mitch Wilde
Filer Signature: Mitch Wilde
Execution Date: 12/20/2021
This signature has been executed electronically